[Reference Translation]

March 14, 2016

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Yasushi Kyoda, General Manager,

Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment) conducted in March pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on November 5, 2015 and February 5, 2016, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on November 5, 2015, including details decided thereafter, has been completed.

	1.	Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)
	2.	Total number of shares repurchased	7,361,900 shares
	3.	Total purchase price:	44,576,798,300 JPY
	4.	Method of acquisition:	Purchase in the market through a trust bank
	5.	Period of repurchase:	From March 1, 2016 to March 9, 2016

(Reference)

I.		Repurchase of shares resolved at a meeting of the board of directors held on November 5, 2015, including details decided thereafter (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment)

	1.	Method of repurchase

Purchase in the market through a trust bank

	2.	Details of matters relating to repurchase

		(1) Class of shares to be repurchased	Common shares of TMC
		(2) Total number of shares to be repurchased	23 million shares (maximum)
		(3) Total purchase price for repurchase of shares	150 billion JPY (maximum)
		(4) Period of repurchase	From February 8, 2016 to March 24, 2016

II.		Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of March 14, 2016)

		(1) Total number of shares repurchased	23,000,000 shares
		(2) Total purchase price for repurchased shares	139,306,482,600 JPY

III.		Total number of shares of our common stock repurchased in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment during the fiscal year ending March 31, 2016 (as of March 14, 2016)

		(1) Total number of shares repurchased	62,942,900 shares
		(2) Total purchase price for repurchased shares	432,676,042,500 JPY

IV.		Total number of shares of our common stock repurchased in order to avoid dilution of common shares of TMC as a result of the issuance of the First Series Model AA Class Shares during the fiscal year ending March 31, 2016 (as of March 14, 2016)

		(1) Total number of shares repurchased	47,100,000 shares
		(2) Total purchase price for repurchased shares	348,212,313,403 JPY

V.		Total number of shares of our common stock repurchased during the fiscal year ending March 31, 2016 (equal to the sum of the numbers stated in III and IV above)

		(1) Total number of shares repurchased	110,042,900 shares
		(2) Total purchase price for repurchased shares	780,888,355,903 JPY